

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Jon Congleton
Chief Executive Officer
Mineralys Therapeutics, Inc.
150 N. Radnor Chester Road, Suite F200
Radnor, PA 19087

       Re: **Mineralys Therapeutics, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Exhibit No. 10.9
               Filed February 2, 2023
               File No. 333-269282

Dear Jon Congleton:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance